Stream Communications Network & Media Inc.

Consolidated Financial Statements

For the nine months ended September 30, 2006

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2006

Stream Communications Network & Media Inc.
Consolidated Balance Sheets
(in Canadian dollars)

	September 30, 2006	December 31, 2005
ASSETS
Current Assets
Cash and cash equivalents	$ 620,738	$ 439,937
Accounts receivable - net (note 2)	336,476	293,898
Inventory	20,665	8,459
Prepaid expenses and advances	80,000	75,035
	1,057,879	817,329

Property, plant and equipment (note 3)	9,848,281	9,367,012
Intangibles - (note 4)	2,161,599	2,927,767

	$ 13,067,759	$ 13,112,108
LIABILITIES
Current Liabilities
Trade accounts payable and accrued liabilities	$ 1,994,537	$ 2,565,017
Accounts payable pertaining to financing costs	430,473	477,113
Corporation income taxes payable	16,881	11,577
Deferred revenue	24,471	15,430
Loans payable and leasing contracts - current portion (note 5)	347,421	300,366
	2,813,783	3,369,503
Long-term Liabilities
Loans payable and leasing contracts - (note 5)	4,965,808	4,873,760
	7,779,591	8,243,263
Non-controlling interest	716,043	690,678
	8,495,634	8,933,941
SHAREHOLDERS' EQUITY
Capital stock	-
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 7)	43,502,443	41,129,499
Contributed surplus	2,877,474	2,877,474
Private placement subscriptions	-	291,455
Warrants (note 7e)	3,652,832	2,439,684
Cumulative translation account (note 6)	(791,345)	(158,859)
Deficit	(44,669,279)	(42,401,086)
	4,572,125	4,178,167
	$ 13,067,759	$ 13,112,108

"Jan S. Rynkiewicz"	"Jens Chr. Christensen"
President	Chief Financial Officer

Stream Communications Network & Media Inc.
Consolidated Statements of Operations and Deficit
(in Canadian dollars)
	For the three months ended September 30, 2006	For the three months ended September 30, 2005	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005

Revenues	$ 1,651,997	$ 1,435,392	$ 4,765,816	$ 4,318,423
Expenses
Administration and services	339,248	156,841	824,586	725,996
Interest, long-term	91,173	53,109	190,715	159,602
Interest, short-term	-	21,607	43,114	110,446
Investor relations	16,307	155,103	42,219	1,455,638
Legal and accounting	44,686	110,924	177,434	361,337
Occupancy costs	80,666	134,243	211,412	389,947
Programming	389,541	180,990	1,160,605	690,374
Sales and marketing	37,458	96,185	93,344	167,489
Stock-based compensation	-	-	-	1,555,709
Travel and automotive	73,967	74,843	200,612	203,961
Wages for ongoing operations	464,387	616,032	1,456,612	1,611,279
	1,537,433	1,599,877	4,400,653	7,431,778
Profit (loss) before undernoted items	114,564	(164,485)	365,163	(3,113,355)

Amortization of property, plant and equipment	213,098	227,401	659,550	692,589
Amortization of intangibles	172,359	208,626	761,442	689,046
	385,457	436,027	1,420,992	1,381,635
Loss before other items	(270,893)	(600,512)	(1,055,829)	(4,494,990)
Other items
Interest income	9,119	12,960	17,157	23,330
Financing expenses	116,447	(260,295)	106,627	(430,724)
Standby guarantee	-	-	(798,289)	-
Restructuring costs	(200,000)	-	(741,875)	-
Foreign exchange gain (loss)	(34,260)	(3,425)	115,080	(53,459)
	(108,694)	(250,760)	(1,301,300)	(460,853)
Loss before non-controlling interest	(379,587)	(851,272)	(2,357,129)	(4,955,843)
Non-controlling interest	(26,586)	(8,078)	(78,640)	(28,642)
	(406,173)	(859,350)	(2,435,769)	(4,984,485)
Provision for income taxes	49,192	-	167,576	-
Net loss for the period	(356,981)	(859,350)	(2,268,193)	(4,984,485)

Deficit, beginning of year	(44,312,298)	(40,714,862)	(42,401,086)	(36,589,727)

Deficit, end of period	$ (44,669,279)	$ (41,574,212)	$ (44,669,279)	$ (41,574,212)

Loss per share, basic and diluted
Loss per share	$ (0.01)	$ (0.02)	$ (0.03)	$ (0.12)

Weighted average number of shares
Basic and diluted	65,591,986	42,661,871	56,872,323	39,971,917

Stream Communications Network & Media Inc.
Consolidated Statements of Cash Flows
(in Canadian dollars)
	For the three months ended September 30, 2006	For the three months ended September 30, 2005	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005

Operating Activities
Net loss for the period	$ (356,981)	$ (859,350)	$ (2,268,193)	$ (4,984,485)
Items not involving cash
Amortization	385,457	436,027	1,420,992	1,381,635
Stock-based compensation	-	-	-	1,555,709
Issuance of shares for debt	101,812	(154,057)	192,772	1,333,697
Issuance of shares for acquisition	-	848,642		848,642
Issuance of share for restructuring costs	-	-	416,875	-
Issuance of shares for standby guarantee	-	-	798,290	-
Non-controlling interest	26,586	(98,868)	78,640	(28,642)
Change in non-cash working capital
Accounts receivable	(12,635)	(128,418)	(42,578)	(205,128)
Inventory	(8,673)	6,259	(12,206)	(1,861)
Prepaid expenses and advances	(2,078)	10,583	(4,965)	(1,895)
Accounts payable and accrued liabilities	226,821	186,738	(617,120)	(434,121)
Corporation income taxes	1,568	-	5,367	-
Deferred revenue	5,511	-	9,041	-
Net cash provided (used) by operating activities	367,388	247,556	(23,085)	(536,449)

Financing Activities

Issuance of shares and warrants for cash	-	1,362,371	1,795,741	2,785,859
Subscriptions received for private placements to be issued	-	-	-	-
Proceeds (repayment) of loans and leasing contracts	205,986	(595,563)	139,103	(556,651)
Net cash provided by financing activities	205,986	766,808	1,934,844	2,229,208

Investing Activities
Purchase of property, plant and equipment	(140,512)	(719,905)	(881,095)	(1,983,377)

Net cash used in investing activities	(140,512)	(719,905)	(681,269)	(1,983,377)

Foreign exchange effect on cash and cash equivalents (note 6)	(155,503)	58,802	(849,863)	172,351

Change in cash and cash equivalents	277,359	353,261	180,801	(118,227)

Cash and cash equivalents at beginning of period	343,379	168,820	439,937	640,308

Cash and cash equivalents at end of period	$ 620,738	$ 522,081	$ 620,738	$ 522,081

Stream Communications Network & Media Inc.

Notes to Consolidated Financial Statements

September 30, 2006

(unaudited)

(in Canadian dollars)

1.	NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES
	Stream Communications Network & Media Inc. (“Stream” or the “Company”) mainly provides cable television services and high-speed internet access in the country of Poland.

The Company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada.  On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

	These interim consolidated financial statements should be read in conjunction with the audited December 31, 2005 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2005 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

	These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
					Percentage ownership
				Country of Incorporation	September 30, 2006	December 31, 2005
	EES Waste solutions Limited			Cyprus	0.0%	100.0%
	Stream Communications Sp. z o.o. ("Stream Sp.")			Poland	100.0%	100.0%
	Gimsat Sp. z o.o. ("Gimsat")			Poland	100.0%	100.0%
	IEWS S.A.			Poland	100.0%	100.0%
	Streamline Media Sp. z.o.o. ("Streamline") - (formerly Polvoice.com Sp. z o.o.)			Poland	100.0%	100.0%
	Bielsat.com Sp. z o.o. ("Bielsat")			Poland	51.0%	51.0%
	ASK Stream Sp. z o.o. ("Ask")			Poland	60.0%	60.0%
	Vega Sp. z o.o.("Vega")			Poland	100.0%	98.0%
	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of accounts receivable; property, plant and equipment; stock-based compensation; accounts payable and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates, and it is reasonably possible, based on existing knowledge that changes in future conditions in the near term could require a material change in the recognized amount.

2.	ACCOUNTS RECEIVABLE				September 30, 2006	December 31, 2005

	Accounts receivable				$ 483,803	$ 464,012
	Allowance for doubtful accounts				(147,327)	(196,992)
	Accounts receivable - net				$ 336,476	$ 293,898

3.	PROPERTY, PLANT AND EQUIPMENT				Accumulated amortization
	September 30, 2006			Cost		Net book value
	Automobiles			$ 385,240	$ 129,270	$ 255,970
	Cable television network equipment and conduit			13,459,853	4,803,782	8,656,071
	Furniture and equipment			380,957	366,015	14,942
	Computer software			75,083	74,660	423
	Plant construction-in-progress			920,875	-	920,875
				$ 15,222,008	$ 5,373,727	$ 9,848,281
	December 31, 2005
	Automobiles			$ 408,786	$ 122,563	$ 286,223
	Cable television network equipment and conduit			13,076,881	4,276,677	8,800,204
	Furniture and fixtures			426,619	400,287	26,332
	Computer software			74,933	74,374	559
	Plant construction-in-progress			253,694	-	253,694
				$ 14,240,913	$ 4,873,901	$ 9,367,012

4.	INTANGIBLE ASSETS			Accumulated amortization
	September 30, 2006		Cost		Impairment	Net book value
	Subscriber base		$ 7,535,092	$ 3,501,047	$ 1,872,446	$ 2,161,599
	December 31, 2005
	Subscriber base		$ 7,568,120	$ 2,757,621	$ 1,882,732	$ 2,927,767

5.	LOANS PAYABLE AND LEASING CONTRACTS				September 30, 2006	December 31, 2005

	Bank loan secured by the fixed assets of the Company repayable monthly at a rate of $11,352 per month. Interest is charged WIBOR plus 5% approximately 9.75% per annum. Maturity date is September 5, 2009.				$ -	$ 510,492
	Bank loan secured by the fixed assets of the Company repayable at a rate of $3,333 per month at an interest rate of 6,83% per annum. Maturity date is June 14, 2010.				45,042	64,203
	Bank credit facility secured by the accounts receivable of Vega for up to $355,000 to be drawn by June 30, 2006 at an interest rate of 9.62% per annum and amortized over a 55 month period. Maturity date is December 31, 2010.				355,000	39,222
	Bank credit facility secured by the accounts receivable and pledge on the assets of GIMSAT to be drawn by December 31, 2006 at an interest rate of 9.62% per annum and amortized over a 55 month period. Maturity date is December 31, 2010.				342,640	-
	Automotive and equipment leasing contracts secured by the asset being leased and a guarantee by the Company, monthly payments at December 31, 2005 were $12,483 at an average interest rate of 11.3%. Maturity dates vary from April 1, 2006 to December 8, 2007.				304,091	256,782
	A loan bearing interest at 5%, compounded annually. The total amount due (including accrued interest) is $3,829,165 USD (equivalent to $4,266,456 CDN). The loan is secured by the shares in Stream Sp. but allows for $14 million USD in subordinated loans. The Company accrued $138,403 USD in interest (equivalent to $154,209 CDN) up to September 30, 2006.				4,266,456	4,303,427
	Total				$ 5,313,229	$ 5,174,126
	Deduct current portion:
	Bank loans				225,001	131,771
	Automotive and equipment leasing contracts				122,420	168,595
	Total current portion				347,421	300,366
	Long-term portion				$ 4,965,808	$ 4,873,760

6.	CUMULATIVE TRANSLATION ACCOUNT
	The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:
			Rate at end of period		Average rate for the period
	September 30, 2006			2.8187		2.7791
	December 31, 2005			2.8033		2.6757
	September 30, 2005			2.7267		2.5738
	December 31, 2004			2.4898		2.8049

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the nine months ended September 30, 2006, and the foreign exchange effect on cash and cash equivalents:

			December 31, 2005 balance (Polish zloty)	December 31, 2005 balance ($CDN) at 2005 exchange rate	December 31, 2005 balance ($CDN) at 2006 exchange rate	Exchange loss (gain) on translation into 2006
	Rate: Polish zloty to Canadian dollars			2.8033	2.8187
	Accounts receivable		zl 3,554,069	$ 1,267,816	$ 1,260,889	$ 6,927
	Inventory		58,248	20,778	20,665	113
	Prepaid expenses and advances		217,631	77,634	77,210	424
	Property, plant and equipment		28,008,902	9,991,404	9,936,816	54,588
	Intangibles		2,824,819	1,007,676	1,002,171	5,505
	Accounts payable and accrued liabilities		(3,900,869)	(1,391,527)	(1,383,925)	(7,602)
	Current portion of long-term debt		(936,085)	(333,923)	(332,098)	(1,825)
	Long-term debt		(2,014,458)	(718,602)	(714,676)	(3,926)
	Non-controlling interest		(2,468,310)	(880,502)	(875,691)	(4,811)
	Total exchange gain on translation					$ 49,393
	Deduct: Cumulative translation account, beginning of period					158,859
	Cumulative translation account, end of period					(791,345)
	Foreign exchange effect					$ (583,093)

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the nine months ended September 30, 2005, and the foreign exchange effect on cash and cash equivalents:

			December 31, 2004 balance (Polish zloty)	December 31, 2004 balance ($CDN) at 2004 exchange rate	December 31, 2004 balance ($CDN) at 2005 exchange rate	Exchange loss (gain) on translation into 2005
	Rate: Polish zloty to Canadian dollars			2.4898	2.6143
	Accounts receivable		zl 630,975	$ 253,424	$ 241,355	$ 12,069
	Inventory		16,883	6,781	6,458	323
	Prepaid expenses and advances		206,145	82,796	78,853	3,943
	Property, plant and equipment		25,474,478	10,231,536	9,744,283	487,253
	Intangibles		7,261,362	2,916,444	2,777,555	138,889
	Accounts payable and accrued liabilities		(3,528,460)	(1,417,166)	(1,349,676)	(67,490)
	Current portion of long-term debt		(252,789)	(101,530)	(96,695)	(4,835)
	Long-term debt		(2,028,457)	(814,707)	(775,908)	(38,799)
	Non-controlling interest		(1,768,866)	(710,445)	(676,612)	(33,833)
	Total exchange gain on translation					$ 497,520
	Deduct: Cumulative translation account, beginning of period					(944,701)
	US exchange gain on related party debt					95,728
	Cumulative translation account, end of period					404,400
	Foreign exchange effect					$ 52,947

7.	CAPITAL STOCK
	(a) Authorized: 150,000,000 common shares of no par value
	(b) Issued
				Number of Shares	Price	Share Capital
	Balance - December 31, 2004			37,833,800		$ 36,005,421
	Settlement of debts			850,000	0.494	419,873
	Guarantees by directors for loans payable			400,000	0.679	271,524
	Services			792,258	0.669	529,655
	Interest and financing costs			682,000	0.371	252,882
	Directors fees			18,000	0.195	3,511
	Acquisition of subsidiary			2,140,229	0.411	878,647
	Private placement			2,052,600	0.664	1,363,174
	Private placement			4,000,000	0.218	870,000
	Private placement			1,344,014	0.217	291,398
	Repayment of loans			500,000	0.484	242,225
	Stock options exercised			340,000	0.739	251,366
	Fair value of stock options exercised			-	-	164,060
	Net returned to treasury on repayment of loan			(3,000,000)	-	-
	Value of warrants for private placements			-	-	(414,237)
	Balance - December 31, 2005			47,952,901		$ 41,129,499
	Private placement - February 2006			2,366,666	0.217	513,692
	Private placement - March 2006			1,733,333	0.216	374,022
	Private placement - May 2006			2,400,000	0.167	400,992
	Private placement - June 2006			4,801,665	0.166	798,489
	Services and debt settlement			1,160,000	0.245	283,732
	Restructuring costs			1,874,819	0.222	416,875
	Standby Guarantee			3,807,107	0.210	798,290
	Value of warrants for private placements			-	-	(1,213,148)
	Balance - September 30, 2006			66,096,491		$ 43,502,443
	(c) Private placement

On February 27, 2006 a private placement was completed for the issuance of 2,366,666 shares, at a price of $0.1875 USD per unit comprised of one common share and a non-transferable share purchase warrant, where two warrants entitled the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD per common share for a period of two years.

On March 24, 2006 a private placement was completed for the issuance of 1,733,333 units. Each unit is comprised of one common share and a non-transferable share purchase warrant at a price of $0.1875 USD per unit, where two warrants entitle the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD each for a period of two years.

On May 8, 2006 a private placement was completed for the issuance of 2,400,000 units. Each unit is comprised of one common share and a non-transferable share purchase warrant at a price of $0.15 USD per unit, where two warrants entitle the holder to purchase an additional common share of the Company at a purchase price of $0.225 USD each for a period of two years.

On June 15, 2006 a private placement was completed for the issuance of 4,468,332 units. Each unit is comprised of one common share and a non-transferable share purchase warrant at a price of $0.15 USD per unit, where two warrants entitle the holder to purchase an additional common share of the Company at a purchase price of $0.225 USD each for a period of two years.

On June 29, 2006 a private placement was completed for the issuance of 333,333 units. Each unit is comprised of one common share and a non-transferable share purchase warrant at a price of $0.15 USD per unit, where two warrants entitle the holder to purchase an additional common share of the Company at a purchase price of $0.225 USD each for a period of two years.

	(d) Options

At the Annual General Meeting held on June 29, 2005,  the shareholders approved the amendment to the stock option plan whereby the directors  are  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue,  at the minimum price allowed under the applicable securities laws.

	Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted.
	Summary of directors' and employees' stock options, warrants and convertible securities outstanding:			Shares	Weighted average exercise price $
	Balance of options at December 31, 2004			2,490,000	$ 0.60	USD
	Granted			1,770,000	0.60	USD
	Granted			100,000	0.65	USD
	Exercised			(300,000)	0.60	USD
	Exercised			(40,000)	0.65	USD
	Cancelled			(900,000)	0.60	USD
	Cancelled			(60,000)	0.65	USD
	Balance of options at December 31, 2005			3,060,000	0.60	USD
	Granted			900,000	0.60	USD
	Exercised			-
	Cancelled			(1,690,000)	0.60	USD
	Balance of options at September 30, 2006			2,270,000	$ 0.60	USD

	The following table summarizes information about fixed stock options outstanding at September 30, 2006:
		Options Outstanding			Options Exercisable
	Range of exercise prices (USD$)	Number outstanding at September 30, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at September 30, 2006	Weighted average exercise price (USD$)
	$ 0.60	2,270,000	3.1	$ 0.60	2,270,000	0.60
	(e) Warrants		Number of common shares permitted to be purchased
	The changes in warrants were as follows:			Weighted average price per share
		Number of warrants			Expiry date	Fair value of Warrants
	Outstanding December 31, 2004	3,126,579	2,976,579	$ 1.84	28-Dec-05	$ 2,025,447
	Granted	2,052,600	1,026,300	0.98	27-Jul-07	287,851
	Granted	1,344,014	672,010	0.33	30-Sep-07	126,386
	Expired	(3,126,579)	(2,976,579)	1.84		-
	Exercised	-	-	-		-
	Outstanding December 31, 2005	3,396,614	1,698,310	$ 0.72		$ 2,439,684
	Granted	11,301,664	6,300,834	0.33		362,726
	Expired	-	-	$ -		-
	Exercised	-	-	$ -		-
	Total Balance September 30, 2006	14,698,278	7,999,144	$ 0.41		$ 2,802,410
	Outstanding September 30, 2006:
		2,052,600	1,026,300	$ 0.98	27-Jul-07	287,851
		1,344,014	672,010	$ 0.33	30-Sep-07	126,386
		2,366,666	1,833,333	$ 0.33	27-Feb-08	209,532
		1,733,333	866,667	$ 0.33	24-Mar-08	153,194
		2,400,000	1,200,000	$ 0.33	8-May-08	190,771
		4,468,332	2,234,167	$ 0.25	15-Jun-08	614,634
		333,333	166,667	$ 0.25	29-Jun-08	45,017
	Total Balance September 30, 2006	14,698,278	7,999,144			$ 1,627,385
8.	CONTINGENCY

The company has received invoices from  a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003.  The amount claimed is US$3,145,885 of which $NIL has been accrued at September 30, 2006 (December 31, 2005 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.